December 10, 2019

Sean E. Brynjelsen
President and Chief Executive Officer
Eton Pharmaceuticals, Inc.
21925 W. Field Parkway, Suite 235
Deer Park, Illinois 60010

       Re: Eton Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed December 2, 2019
           File No. 333-235329

Dear Mr. Brynjelsen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:    Geoffrey R. Morgan - Croke Fairchild Morgan & Beres